HOST HOTELS & RESORTS, L.P.

6903 Rockledge Drive

Suite 1500

Bethesda, MD 20817

December 23, 2010

VIA EDGAR CORRESPONDENCE

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tom Kluck, Branch Chief

Re:    Host Hotels & Resorts, L.P. Registration Statement on Form S-4 (File No. 333-170934)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Host Hotels & Resorts, L.P. (the “Company”), on behalf of itself and the other co-registrants, hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:00 p.m. U.S. Eastern Time on Tuesday, December 28, 2010 or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement referred to above, the Company, its officers and directors acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HOST HOTELS & RESORTS, L.P.

By:	HOST HOTELS & RESORTS, INC.,
its general partner

By:	/s/ Larry K. Harvey
	Name:	Larry K. Harvey
	Title:	Executive Vice President and Chief Financial Officer

cc:	Elizabeth A. Abdoo, Esq.

Brian G. Macnamara

Host Hotels & Resorts, Inc.

Scott C. Herlihy, Esq.

Brian D. Miller, Esq.

Latham & Watkins, LLP

Kristina Aberg, Esq.

Securities and Exchange Commission